SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2100 – 25 Adelaide Street East
Toronto, Ontario. M5C 3A1
Canada

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Toronto, March 17, 2011
Project number: 3CC024.004

Consent of Authors

Claude Resources Inc.
200, 224 – 4th Avenue South
Saskatoon,
Saskatchewan, S7K 5M5

We refer to the technical report prepared by SRK Consulting (Canada) Inc. entitled "*Mineral Resource Estimation Amisk Gold Project, Saskatchewan, Canada*" that will be filed on or before April 1, 2011 (the "Technical Report") and to a news release issued by Claude Resources Inc. and dated February 17, 2011 (the "News Release"), that are referenced in the Annual Information Form ("AIF") of Claude Resources Inc. for the fiscal year ended December 31, 2010, incorporated to this Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We were jointly responsible for preparing and certifying the Technical Report and we reviewed the content of the News Release.

Yours truly,

SRK Consulting (Canada) Inc.

Sébastien Bernier, P.Geo (APGO#1847)
Senior Resource Geologist

Glen Cole, P.Geo
Principal Resource Geologist (APGO#1847)